EXHIBIT 12.1

Starbucks Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Two Quarters Ended	Fiscal Years Ended
	March 27, 2016	Sep 27, 2015	Sep 28, 2014	Sep 29, 2013	Sep 30, 2012	Oct 2, 2011

Earnings/(loss)(1)	$1,910.0	$3,903.0	$3,159.7	$(229.9)	$2,059.1	$1,811.1

Income from equity investees	(129.7)	(249.9)	(268.3)	(251.4)	(210.7)	(173.7)

Distributed income from equity investees	102.8	148.2	139.2	115.6	86.7	85.6

Amortization of capitalized interest	2.2	4.1	3.6	2.6	2.2	1.8

Fixed charges, excluding capitalized interest	171.6	326.5	310.1	237.7	224.5	252.0

Total earnings/(loss) available for fixed charges	$2,056.8	$4,131.9	$3,344.3	$(125.4)	$2,161.8	$1,976.8

Fixed charges:

Interest and debt expense(2)	$35.6	$74.2	$70.2	$38.5	$35.9	$37.7

Interest portion of rental expense	136.7	256.0	246.0	209.6	191.8	218.7

Total fixed charges	$172.4	$330.2	$316.2	$248.1	$227.7	$256.4

Ratio of earnings to fixed charges(3)	11.9	12.5	10.6	—	9.5	7.7

(1) Earnings/(loss) represents income/(loss) from continuing operations before income taxes.

(2) Includes amortization of debt-related expenses and interest capitalized during the period. Excludes interest on uncertain tax positions, which is recorded in income tax expense/(benefit) in the consolidated statements of earnings.

(3) For the fiscal year ended September 29, 2013, our earnings were insufficient to cover fixed charges by $373.5 million. Fiscal 2013 results included a pretax charge of $2,784.1 million resulting from the conclusion of our arbitration with Kraft Foods Global, Inc.